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SECURITI 09041803 ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 01 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17 A-5 (A)
PART III

SEC FILE NUMBER
8-67824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BALLISTA SECURITIES LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 WALL ST 9TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART POLANSKY **(646) 307-4718**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

MV

OATH OR AFFIRMATION

I, **ROBERT NEWHOUSE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BALLISTA SECURITIES LLC**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

JENNIFER MARCHI CUEVAS
Notary Public - State of New York
NO. 01MA6097499
Qualified in Queens County of NY County
My Commission Expires 8/18/11

Signature

CHIEF EXECUTIVE OFFICER
Title

3/3/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

BALLISTA SECURITIES LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

BALLISTA SECURITIES LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Ballista Securities, LLC

We have audited the accompanying statement of financial condition of Ballista Securities, LLC (a limited liability company) (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ballista Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has incurred a substantial loss in 2008. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

BALLISTA SECURITIES LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	704,425
Deposit with clearing broker		1,000,000
Accounts receivable		27,246
Other receivables		80,000
Computer equipment, net of accumulated depreciation of $21,322		41,842
Other assets		203,244
TOTAL ASSETS	$	2,056,757

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	100,326
Note payable to Parent		1,000,000
Total liabilities		1,100,326
Commitments and contingencies (Notes 2 and 4)		
Member's equity:		
Member's equity		1,480,782
Due from Parent		(524,351)
Member's equity, net		956,431
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,056,757

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Ballista Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in December 2007 as a single-member limited liability company. It was approved for membership by FINRA as a broker-dealer in August 2008, and began operations as such in November 2008. The Company's sole member is Optifreeze LLC (the "Parent").

The Company offers a registered alternative trading system (ATS), which is an electronic trading platform designed for the execution of block equity options, to institutional equity option traders. The system was developed by an affiliate, Trebuchet Holdings LLC (the "Affiliate"), a company also wholly owned by the Parent (see Note 5).

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

NOTE 2. GOING CONCERN

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. During the early stages of the Company's operations, the Company has incurred substantial losses and requires additional financing either through loans or capital infusion from its Parent to continue operating. Management, along with the Parent, has initiated several measures that it believes will provide the necessary financing to continue operating and to meet its regulatory requirements. The Parent is presently in negotiations with two large financial institutions to secure additional financing for the Company's operations and anticipates obtaining funding during the early part of 2009. However, presently there is no assurance that a transaction will be finalized on terms acceptable to the Company. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all such amounts are collectible.

Computer Equipment
Computer equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Uncertain Tax Positions
In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 statement of financial condition.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-based Compensation

The Company accounts for all stock-based compensation in accordance with Statement of FASB No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires companies to measure and recognize compensation expense for all unit-based payments at fair value.

NOTE 4. LEASE COMMITMENTS

The Company entered into a lease agreement on January 1, 2009, for office space through February 29, 2012. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31:		
2009	$	309,579
2010		309,579
2011		309,579
2012		51,597
	$	980,334

Rent expense for the year ended December 31, 2008, was $125,981.

Pursuant to the terms of the operating lease, the Company obtained a letter of credit in favor of the landlord for approximately $103,000 at December 27, 2007. The letter of credit is secured by a certificate of deposit. Accordingly, the certificate of deposit is restricted and is included in other assets on the accompanying statement of financial condition.

NOTE 5. LICENSE AGREEMENT

The Company entered into a licensing agreement with the Affiliate on September 1, 2008, for the exclusive rights to use the Affiliate's options trading platform. Under the agreement, the Company is obligated to pay the Affiliate a royalty equal to 2% of the net sales generated by the use of the trading platform. The Company began using the platform in November and has not generated significant revenue in 2008. Accordingly, the Affiliate has forgiven all payments for the period ended December 31, 2008.

NOTE 6. INCOME TAXES

The Company is a single-member limited liability company that is treated as a "disregarded entity" for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for federal or state income taxes. The Company files income tax returns on a consolidated basis with its Parent (also a limited liability company). The Company and its Parent are subject to local unincorporated business taxes in the jurisdiction in which it operates.

NOTE 7. RELATED-PARTY TRANSACTIONS

Note Payable

On October 24, 2008, the Parent loaned $1,000,000 to the Company. The loan bears interest at 22% per annum and is due on demand. The interest charged on the loan balance approximates the Parent's borrowing rate. Interest expense paid to the Parent for the year ended December 31, 2008, amounted to $37,108.

NOTE 7. RELATED-PARTY TRANSACTIONS (CONTINUED)

Expense Reimbursement

Prior to January 1, 2008, the Parent paid all expenses, including start-up and related expenses, on behalf of the Company. Total expenses paid by the Parent amounted to $298,000. During 2008, and upon funding of the Company, the Company paid expenses on behalf of the Parent, which approximated $822,000. These payments by the Company were for the Parent's operating expenses in the ordinary course of its business activities and are reimbursable to the Company by the Parent. At December 31, 2008, the net of these transactions resulted in a receivable from the Parent of approximately $524,000, which has no specific repayment terms and is non-interest bearing. The receivable from the Parent is reflected as a reduction of member's equity in the accompanying statement of financial condition.

Consulting

The Company has a consulting agreement with an institutional investor, who is a member of the Parent. Under the terms of the agreement, the investor provides guidance and commits the resources of two of its members to management positions at the Company. Total consulting fees paid under the agreement during the year ended December 31, 2008 amounted to $280,000. The agreement also included compensation of options for 3% of the Parents units, on a fully diluted basis, as defined in the agreement. The estimated fair value of the units at the date of grant was $228,000. In accordance with the agreement, 50% of the options vested by December 31, 2008, with the residual vesting through the second anniversary of the agreement. Additional consulting expense for options issued by the Parent, amounted to $114,000 for the year ended December 31, 2008.

NOTE 8. EMPLOYMENT AGREEMENTS

The Company has entered into standard employment agreements with most of its employees, which include stated base salaries and bonuses, as well as non-compete and other restrictive covenants. The agreements can be terminated by the employee upon 30 days' written notice.

NOTE 9. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As required by the clearing agreement, the Company maintains a deposit with the clearing broker of $1,000,000.

The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts that, at times, may exceed federally insured limits. The federal insurance limit at December 31, 2008, was $250,000, and is scheduled to be $100,000 after December 31, 2009.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 during its first year of operations and 15 to 1 thereafter. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had net capital of $593,625, which exceeded the Company's minimum net capital requirement of $137,541. The Company's ratio of aggregate indebtedness to net capital was 1.85 to 1 as of December 31, 2008.